Mark B. Burka, CFA

Summary
Mark B. Burka, CFA is a 50-year veteran investment professional with broad investment management experience.

Work Experience
Principal and Wealth Advisor
Mendel Money Management, Inc.
Northbrook, Illinois
(Current)

Vice President and Portfolio Manager
Ziegler Capital Management
Chicago, Illinois
(Approximately 18 years, ended April 1, 2022)

Education
Bachelor of Arts
University of Wisconsin - Madison
(Awarded in 2002)

Master of Business Administration
University of Chicago
(Awarded in March 1974)

Personal Information
Married with two daughters and six grandchildren.